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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Oneida Ltd.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
682505102
(CUSIP Number)
David Reilly
Xerion Capital Partners LLC
450 Park Avenue, 27th Floor
New York, New York 10022
(212) 940-9843
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	682505102

1	NAMES OF REPORTING PERSONS: Xerion Partners II Master Fund Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,100,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	682505102

1	NAMES OF REPORTING PERSONS: Xerion Capital Partners LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,100,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	682505102

1	NAMES OF REPORTING PERSONS: Daniel J. Arbess

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,985,229

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,985,229

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,985,229

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	682505102

1	NAMES OF REPORTING PERSONS: Xerion Partners I LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,885,229

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,885,229

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,885,229

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	682505102

1	NAMES OF REPORTING PERSONS: Sunrise Partners Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,885,229

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,885,229

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,885,229

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	682505102

1	NAMES OF REPORTING PERSONS: S. Donald Sussman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,885,229

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,885,229

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,885,229

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer
     This Amendment No. 4 (the “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on April 13, 2006 (together with Amendment No. 1 thereto previously filed on May 2, 2006, Amendment No. 2 thereto previously filed on June 22, 2006 and Amendment No. 3 thereto previously filed on July 17, 2006, the “Schedule 13D”) relating to shares of common stock, par value $1.00 per share (the “Common Stock”), of Oneida Ltd., a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 163-181 Kenwood Avenue, Oneida, New York, 13421-2899. This Amendment is being filed to report the withdrawal by Xerion Capital Partners LLC, a Delaware limited liability company (“XCP”), from the group that may have been deemed to have been formed with Xerion Capital Partners LLC, a Delaware limited liability company (“XCP”), for the reporting purposes of this Schedule 13D upon the execution of the Letter of Intent between XCP and Laminar described in Amendment No. 3 to the Schedule 13D.
Item 4. Purpose of Transaction
     XP-II and XP-I are engaged in the investment business, and the purpose of the acquisition of the shares of Common Stock by XP-II and XP-I is for investment. XCP and Mr. Arbess, as the investment managers of XP-II and XP-I, will analyze the operations, capital structure, financial performance and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market participants, observers and analysts and with representatives of such companies (often at the invitation of management). From time to time, one or more of such Reporting Persons may hold discussions with third parties or with management of such companies or participate in committees of stakeholders in such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing the value of the investments of their managed entities. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company’s capitalization or dividend policy.
     Without limiting the foregoing, XCP may seek representation on the Official Committee of Equity Security Holders that Judge Allan J. Gropper directed the United States Trustee to appoint on May 4, 2006 in the Issuer’s chapter 11 cases (In re Oneida Ltd, et al., Ch. 11 Case No. 06-10489-alg (Bankr. S.D.N.Y.)) pursuant to Bankruptcy Code Section 1102(a)(1). XCP intends to seek to ensure fair treatment of the Issuer’s minority shareholders and that the Issuer’s estate value is maximized for the benefit of all stakeholders, not just existing creditors and the majority shareholders. XCP intends to continue to advocate for a fair opportunity to investigate whether the Issuer’s pre-negotiated plan of reorganization with certain of its creditors reflects fair valuation and treatment of minority shareholders, and if not may present an alternative valuation case.
     On July 31, 2006, XCP indicated that it no longer intended to proceed with the transaction described in Item 4 of Amendment No. 3 to the Schedule 13D. XCP has no knowledge that such a transaction or any similar transaction will occur. Accordingly, XCP and Laminar may no longer be deemed to be a group for the reporting purposes of this Schedule 13D.

     Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investments in the Issuer, including any or all of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) and (b):
     As of the date hereof, XP-II is the direct beneficial owner of 2,100,000 shares of Common Stock, representing approximately 4.5% of the outstanding shares of Common Stock (based on 46,631,924 shares of Common Stock outstanding as of December 7, 2005, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2005). XP-II has shared voting and disposition power over the shares of Common Stock beneficially owned by it.
     By virtue of the relationships described under Item 2 of this Schedule 13D, as of the date hereof, XCP may be deemed to have indirect beneficial ownership of the 2,100,000 shares of Common Stock directly held by XP-II, representing approximately 4.5% of the outstanding shares of Common Stock. XCP has shared voting and disposition power over the shares of Common Stock indirectly beneficially owned by it.
     As of the date hereof, XP-I is the direct beneficial owner of 1,885,229 shares of Common Stock, representing approximately 4.0% of the outstanding shares of Common Stock. XP-I has shared voting and disposition power over the shares of Common Stock beneficially owned by it.
     By virtue of the relationships described under Item 2 of this Schedule 13D, as of the date hereof, Sunrise may be deemed to have indirect beneficial ownership of the 1,885,229 shares of Common Stock directly held by XP-I, representing approximately 4.0% of the outstanding shares of Common Stock. Sunrise has shared voting and disposition power over the shares of Common Stock indirectly beneficially owned by it.
     By virtue of the relationships described under Item 2 of this Schedule 13D, as of the date hereof, Mr. Sussman may be deemed to have indirect beneficial ownership of the 1,885,229 shares of Common Stock directly held by XP-I, representing approximately 4.0%9 of the outstanding shares of Common Stock. Mr. Sussman has shared voting and disposition power over the shares of Common Stock indirectly beneficially owned by him.
     By virtue of the relationships described under Item 2 of this Schedule 13D, as of the date hereof, Mr. Arbess may be deemed to have indirect beneficial ownership of the 3,985,229 shares of Common Stock directly held by XP-II and XP-I, representing approximately 8.5% of the outstanding shares of Common Stock. Mr. Arbess has shared voting and disposition power over the shares of Common Stock indirectly beneficially owned by him.
     To the best knowledge of the Reporting Persons, none of the persons or entities listed in Item 2 beneficially owns any other shares of the Issuer. Each of XP-II and XCP disclaims beneficial ownership, solely as a result of Rule 13d-5(b)(1) under the Act, of shares of Common Stock beneficially owned by XP-I, Sunrise and Mr. Sussman. Each of XP-I, Sunrise and Mr. Sussman disclaims beneficial ownership, solely as a result of Rule 13d-5(b)(1) under the Act, of shares of Common Stock beneficially owned by XP-II and XCP.

     (c): All of the shares of Common Stock were acquired by XP-II and XP-I in the open market.
     (d): Not applicable.
     (e): Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into an agreement with respect to the joint filing of the Schedule 13D, and any amendment or amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement was attached as Exhibit A to the Schedule 13D.
     Except as otherwise set forth in this Amendment, none of the Reporting Persons or any general partners, managing members, directors or executive officers of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including transfer or voting thereof, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
     There was filed as Exhibit A to the Schedule 13D a written agreement relating to the joint filing of the Schedule 13D and any amendment or amendments thereto, as required by Rule 13d-1(k)(1) under the Act.
     There was also filed as Exhibit B to the Schedule 13D a Power of Attorney granted by S. Donald Sussman in favor of Michael J. Berner and Douglas W. Ambrose.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 4, 2006

XERION PARTNERS II MASTER FUND LIMITED
By:	/s/ Roderick Forrest
Roderick Forrest
President

XERION CAPITAL PARTNERS LLC
By:	/s/ Daniel J. Arbess
Daniel J. Arbess
Managing Member

/s/ Daniel J. Arbess
DANIEL J. ARBESS

XERION PARTNERS I LLC
By:	Sunrise Partners Limited Partnership, its Managing Member

By:	/s/ Michael J. Berner
Michael J. Berner
Vice President

SUNRISE PARTNERS LIMITED PARTNERSHIP
By:	/s/ Michael J. Berner
Michael J. Berner
Vice President

S. DONALD SUSSMAN
By:	/s/ Michael J. Berner
Michael J. Berner
Attorney-in-Fact